Exhibit 99.2

Form No. 28.(B7)

Certificate No 145835

COMPANIES ACTS, 1963 TO 2013

NOTICE OF CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-conversion into Share of Stock, or of the Subdivision or Redemption or Cancellation of Shares of ICON Public Limited Company specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963

This Notice is to be signed by a Director, or the Secretary of the Company

Presented by

A&L Goodbody

25/28 North Wall Quay

IFSC, Dublin 1

TO THE REGISTRAR OF JOINT STOCK COMPANIES ICON PUBLIC LIMITED COMPANY

hereby gives you notice in accordance with S.69 of the Companies Acts, 1963 - 2013, that*

In a series of transactions during October 2014, as set out below, 593,068 shares in the capital of the Company were redeemed by ICON Public Limited Company (the "Company") and upon redemption were subsequently cancelled out of the issued share capital by the Company.

01-Oct-14..........40,000	08-Oct-14..........23,068	15-Oct-14..........50,000

02-Oct-14..........40,000	09-Oct-14..........20,000	16-Oct-14..........80,000

03-Oct-14..........40,000	10-Oct-14..........20,000	17-Oct-14..........80,000

06-Oct-14..........30,000	13-Oct-14..........40,000	20-Oct-14..........40,000

07-Oct-14..........50,000	14-Oct-14..........40,000

Dated the 22 day	Signature

of October 2014	Officer	Diarmaid Cunningham, Company Secretary

*eg. (In the Case of Conversion into Stock) "the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been Converted into €50,000 Ordinary Stock". (In the case of Consolidation and Division) "the 1,000 Preference £10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 50 Preference Shares of €20 each, numbered 1 to 500".

Form No. 28(B7)